NO ACT

PE
12-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005738

February 15, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-15-2011

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2010

Dear Ms. Weber:

This is in response to your letters dated December 28, 2010 and February 11, 2011 concerning the shareholder proposal submitted to Verizon by Trillium Asset Management Corporation on behalf of Henry Chalfant and by The Pension Boards – United Church of Christ, Inc. We also have received a letter from Trillium Asset Management Corporation dated January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Jonas Kron
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

February 15, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2010

The proposal requests that Verizon "publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to Verizon's network management practices. We further note that although net neutrality appears to be an important business matter for Verizon and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

February 11, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Supplement to Letter Dated December 28, 2010 Related to
the Shareholder Proposal of Henry Chalfant, Jr. and The
Pension Boards – United Church of Christ, Inc., as co-sponsors

Ladies and Gentlemen:

I refer to my letter dated December 28, 2010 (the "December 28 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Henry Chalfant, Jr. and The Pension Boards – United Church of Christ, Inc. (collectively, the "Proponents") may be properly omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10) from the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders ("the 2011 proxy materials").

This letter is in response to the letter to the Staff, dated January 31, 2011 (the "Proponents' Letter"), submitted by Trillium Asset Management Corporation ("Trillium") on behalf of the Proponents and supplements the December 28 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents and by email to Trillium.

I. The Proponents' Letter Fails to Establish that Net Neutrality is a "Significant Policy Issue" for Purposes of Rule 14a-8(i)(7).

The bulk of the Proponents' Letter is devoted to reciting a litany of news articles and other public statements, including those made by Verizon, relating to the issue of net neutrality. As discussed in Section II.A of the December 28 Letter, in the past two years, the Staff has concluded that the publicity surrounding the topic of net neutrality and the FCC's rulemaking process did not change the fact that a net neutrality proposal could be excluded under Rule 14a-8(i)(7) as relating to Verizon's ordinary business operations; namely, the management of Verizon's broadband network. Over the past year the media coverage of net neutrality issues – largely related to the FCC's rulemaking process – has not significantly increased over prior years, nor has the public discourse on this topic changed in any significant way to justify a change in the Staff's well-established position that net neutrality proposals can be excluded under Rule 14a-8(i)(7). Indeed, the Staff recently permitted AT&T to exclude an identical shareholder proposal on net neutrality, despite the proponent's argument that the proposal involved a significant social policy issue. In *AT&T Inc.* (February 2, 2011), noting that the proposal related to AT&T's network management practices, the Staff stated, "We further note that although the net neutrality appears to be an important business matter for AT&T and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)."

II. The Proponents' Letter Fails to Refute Verizon's Substantial Implementation of the Proposal.

As explained in Section II.B of the December 28 Letter, while the Proponent's description of "network neutrality principles" would interfere with basic network management functions, Verizon has substantially implemented the broader objectives of network neutrality consistent with sound network management. In light of its practices implementing openness principles, Verizon believes that it is has substantially implemented the Proposal's request and, therefore, the Proposal may be properly omitted from Verizon's 2011 proxy materials pursuant to Rule 14a-8(i)(10).

III. Conclusion

For the reasons set forth above and in the December 28 Letter, Verizon believes that the Proposal may properly be omitted from the 2011 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Mr. Jonas Kron,
Trillium Asset Management Corporation

Mr. Henry Chalfant, Jr.
c/o Trillium Asset Management Corporation

Ms. Kathryn McCloskey,
The Pension Boards – United Church of Christ, Inc.

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

January 31, 2011

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting Shareholder Proposal of Henry Chalfant, Jr. and The Pension Boards – United Church of Christ, Inc., as co-sponsors

Dear Sir/Madam:

This letter is submitted on behalf of Henry Chalfant, Jr. and The Pension Boards – United Church of Christ, Inc., (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Verizon Communications Inc. (hereinafter referred to as "Verizon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the letter dated December 28, 2010 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2011 proxy statement under Rules 14a-8(i)(7) and (10).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Verizon's 2011 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; and (3) the Proposal has not been substantially implemented. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Verizon's Assistant General Counsel Mary Louise Weber via e-mail at mary.l.weber@verizon.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A, requests:

> the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

The Proposal Focuses On Significant Policy Issue

There is no question that the Staff concluded last year that network neutrality was not a significant policy issue at that time. And there is also no question that how Verizon operates its network is a day-to-day task of the Company.

But almost a year has passed since the Staff's examination of network neutrality and over that time the issue has been at the center of an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press.[1] This discussion and debate constitutes tangible evidence that, at this time, network neutrality is a significant policy issue that transcends the day-to-day business of the company.[2] We therefore believe that a new staff conclusion is warranted[3] and that the issue of network neutrality is now appropriate for shareholder consideration.

Much of the evidence that network neutrality is a significant policy issue stems from the national debate leading up to and following the Federal Communication Commission's (FCC) decision in 2010 to issue network neutrality rules – the first time it has ever done

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[1] In discussing this issue we hereby incorporate the relevant portion of our 2010 letter which provides documentation of public interest, regulatory activity, legislative interest and media coverage in the issue for the past three years and attach the relevant portion of that letter as Appendix B.

[2] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[3] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

so. In the months leading up to the FCC vote on December 21, 2010, network neutrality was the cover story for the September 2, 2010 issue of *The Economist*[4] and the subject of dueling editorials and commentaries in the *New York Times*[5] and *The Wall Street Journal*.[6] Earlier this month the editorial board of *USA Today* weighed in with its position in favor of network neutrality protections for wireless Internet access and included an opposing view by U.S. Senator Kay Bailey Hutchison.[7]

There are many reasons why network neutrality is a significant policy issue warranting this kind of widespread attention. As U.S. Senator Maria Cantwell said last week in introducing the Internet Freedom, Broadband Promotion, and Consumer Protection Act of 2011,[8] which focuses on network neutrality, "The reason a seemingly technical issue such as net neutrality has become such a politicized fight is that the financial stakes are so high."[9] And, as the bill explained:

> (1) Two-way communications networks constitute basic infrastructure that is as essential to our national economy as roads and electricity.
>
> (2) The broadband Internet constitutes the most important two-way communications infrastructure of our time.
>
> (3) Access to the broadband Internet is critical for job creation, economic growth, and technological innovation.
>
> (4) Access to the broadband Internet creates opportunity for more direct civic engagement, increased educational attainment, and enables free speech.

Or as Tom Tauke, Verizon's Executive Vice President of Public Affairs, Policy and Communications put it, "This amazing Internet eco-system is not only an economic engine for our nation, it also holds great promise for improving the delivery of health care, revolutionizing our approach to education, and improving our transportation systems and electric grids."[10]

The Hill, a highly influential publication which reports on Congress, said "the debate has long since completed an evolution from arcane telecom debate to partisan lightning rod."[11]

---

4 http://www.economist.com/node/16941635
5 http://www.nytimes.com/2010/12/18/opinion/18sat2.html?ref=editorials
6 http://online.wsj.com/article/SB10001424052748704369304575632522873994634.html and http://online.wsj.com/article/SB10001424052748703395204576023452250748540.html
7 http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST_N.htm and http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST1_N.htm.
8 http://cantwell.senate.gov/news/012511_Net_Neutrality_bill_text.pdf
9 http://cantwell.senate.gov/news/record.cfm?id=330533
10 http://newscenter.verizon.com/press-releases/verizon/2010/congress-needs-to-update-the.html
11 http://thehill.com/blogs/hillicon-valley/technology/139703-bono-mack-collecting-signatures-against-net-neutrality

A search of the *New York Times* website for the terms "wireless" and "net neutrality" appearing in the same story in 2010 generated 345 results; the same search of *The Wall Street Journal* generated 609 results. A search for "net neutrality" and "wireless" on Google News for just the month of December 2010 generated more than 1,000 results, including not only mainstream press,[12] but also the national business press[13] as well as the local press[14] of communities all across America.

In response to the FCC's December 21st vote, U.S. Senate Republican leader Mitch McConnell took to the floor of the Senate (and issued a press release and video) to attack the FCC action:

> Today, the Obama Administration, which has already nationalized health care, the auto industry, insurance companies, banks and student loans, will move forward with what could be a first step in controlling how Americans use the Internet by establishing federal regulations on its use. This would harm investment, stifle innovation, and lead to job losses. And that's why I, along with several of my colleagues, have urged the FCC Chairman to abandon this flawed approach. The Internet is an invaluable resource. It should be left alone.

---

[12] For example see http://www.csmonitor.com/Innovation/Latest-News-Wires/2010/1222/Net-Neutrality-Why-the-new-rules-don-t-guarantee-internet-equality, http://thepage.time.com/2010/12/21/mcconnell-blasts-flawed-net-neutrality-rules/, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over, http://www.latimes.com/business/la-fi-fcc-net-neutrality-20101222,0,6432967.story, and http://www.cnn.com/2010/TECH/web/12/20/fcc.net.neutrality/.

[13] For example see http://www.businessweek.com/news/2010-11-03/at-t-comcast-may-fend-off-web-rules-under-republicans.html, http://www.upi.com/Business_News/2010/11/20/FCC-may-vote-on-net-neutrality-soon/UPI-59881290262311/, http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html, http://www.forbes.com/2010/12/13/net-neutrality-internet-regulation-opinions-contributors-james-glassman.html, http://www.nytimes.com/2010/12/21/business/media/21fcc.html?hp, http://thelastword.msnbc.msn.com/_news/2010/12/21/5691617-winners-and-losers-of-net-neutrality, http://moneymorning.com/2010/12/23/fcc-net-neutrality-plan-comcast-corp.-nasdaq-cmcsa-netflix-inc.-nasdaq-nflx/, http://money.cnn.com/2010/12/21/technology/fcc_net_neutrality_ruling/index.htm, http://www.businessweek.com/magazine/content/10_50/b4207043617708.htm, http://www.economist.com/node/17800141?story_id=17800141, http://www.investors.com/EditorialCartoons/Cartoon.aspx?id=558781, http://www.ibtimes.com/articles/96852/20110103/what-is-net-neutrality-what-does-this-mean-to-you.htm, http://www.nasdaq.com/newscontent/20110120/comcast,-netflix-and-net-neutrality.aspx?storyid=800354607, http://community.nasdaq.com/News/2011-01/verizon-weighs-in-on-comcast-net-neutrality-dispute.aspx?storyid=54304

[14] For example see Iowa - http://www.kimt.com/content/localnews/story/Net-Neutrality-Explained/ZPQA-Efd6k6zWxG--Tc4ow.cspx, Georgia - http://www.onlineathens.com/stories/010211/opi_764289542.shtml, Worcester, Massachusetts - http://www.wbjournal.com/news48101.html and http://www.telegram.com/article/20110111/NEWS/101110357/1020, New Jersey - http://www.nj.com/opinion/times/oped/index.ssf?/base/news-1/129386436859640.xml&coll=5, California - http://sfbayview.com/2010/congresswoman-waters-fcc-net-neutrality-rules-could-especially-harm-people-of-color/; Boulder, Colorado - http://www.boulderweekly.com/article-4144-fcc-breaks-obamas-promise-on-net-neutrality.html; Denver, Colorado - http://www.bizjournals.com/denver/print-edition/2011/01/07/guess-who-foots-bill.html; Oregon - http://blog.oregonlive.com/siliconforest/2011/01/sen_merkley_urges_fcc_caution.html, Tennessee - http://www.tennessean.com/article/DA/20110118/NEWS01/101180342/Blackburn+wants+government+to+leave+Internet+alone, Ohio - http://www.zanesvilletimesrecorder.com/article/20110116/OPINION02/101160308, and Buffalo, NY - http://www.bizjournals.com/buffalo/print-edition/2011/01/14/fcc-balanced-on-net-neutrality.html.

> As Americans become more aware of what's happening here, I suspect many will be as alarmed as I am at the government's intrusion. They'll wonder, as many already do, if this is a Trojan Horse for further meddling by the government. Fortunately, we'll have an opportunity in the new Congress to push back against new rules and regulations."[15]

Senator McConnell's fellow Republican leader in the House, Representative John Boehner, accused the FCC of pursuing a "government takeover of the Internet." "Under this job-killing big government scheme," he said, "the Obama administration is seeking to expand the power of the federal government."[16] In addition, 30 U.S. Senate Republicans wrote to the FCC stating their vehement opposition to any network neutrality rules; more than 300 members of both houses of Congress have publicly expressed opposition to FCC action.[17] Vocal support of network neutrality was expressed by many Democrats[18] and by members of the U.S. Congressional Internet Caucus, which has over 150 members.[19]

In response to the FCC vote, President Obama issued his own statement[20] not only about the importance of network neutrality as a campaign promise and an important policy goal of his administration, but as a principle that is critical to the U.S. economy and the nation's tradition of freedom of speech:

> Today's decision will help preserve the free and open nature of the Internet while encouraging innovation, protecting consumer choice, and defending free speech. Throughout this process, parties on all sides of this issue – from consumer groups to technology companies to broadband providers – came together to make their voices heard. This decision is an important component of our overall strategy to advance American innovation, economic growth, and job creation.
>
> As a candidate for President, I pledged to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression. That's a pledge I'll continue to keep as President. As technology and the market continue to evolve at a rapid pace, my Administration will remain vigilant and see to it that innovation is allowed to flourish, that

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[15] http://mcconnell.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=facd508e-1db6-46c6-a941-4e329a3bd2d3&ContentType_id=c19bc7a5-2bb9-4a73-b2ab-3c1b5191a72b&Group_id=0fd6ddca-6a05-4b26-8710-a0b7b59a8f1f.

[16] http://thehill.com/blogs/hillicon-valley/technology/96503-boehner-slams-fcc-for-takeover-of-internetq

[17] http://blogs.wsj.com/washwire/2010/11/19/house-republicans-tell-fcc-no-net-neutrality-for-christmas/ and http://chambliss.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=0fd9a6e8-f6e9-4b03-8a32-1ab8a6629851&ContentType_id=5c81ba67-be20-4229-a615-966ecb0ccad6&Group_id=29a81778-8944-46e0-a550-9d034534e70a and http://washingtonexaminer.com/blogs/beltway-confidential/2010/12/senate-gop-likely-force-confrontation-fcc-net-neutrality-rules#ixzz18J0bwvMX

[18] http://kerry.senate.gov/press/release/?id=b389dc03-eab9-41f5-abf8-8781ae0ecbf8 - .

[19] http://www.netcaucus.org/

[20] http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality

consumers are protected from abuse, and that the democratic spirit of the Internet remains intact.

I congratulate the FCC, its Chairman, Julius Genachowski, and Congressman Henry Waxman for their work achieving this important goal today.

In addition to more than 100,000 public comments[21] filed with the FCC on its proposed rules, dozens of non-governmental organizations representing widely divergent interest groups have taken the opportunity over the past year to make public statements about the importance of network neutrality. For example, the U.S. Chamber of Commerce expressed "deep concern" about network neutrality rules and their potential impact on "the tremendous investment, innovation, consumer choice, and job creation evidenced in today's broadband marketplace."[22] The National Council of Churches and the United States Conference of Catholic Bishops have issued statements declaring the importance of wireless network neutrality for social justice.[23]

The reason for all of this debate and attention is, as FCC Chairman Genachowski explained, quoting the inventor of the worldwide web Tim Berners-Lee, "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science." When reviewing the widespread reporting and commentary on the network neutrality rules, there is no debate that the issue itself – the rules of the road for the Internet – is vitally important to our economy, our democracy and our culture. As Senate Majority Leader McConnell stated:

> Later today the Federal Communications Commission is expected to approve new rules on how Americans access information on the Internet. It has a lot of people rightly concerned.
>
> The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century.

If the activities of Verizon are examined, one can see that the policy questions at stake are also of great importance to and a priority for the Company. Over the course of the past year, not only has Verizon's public policy blog focused regular and significant attention on network neutrality,[24] but as the *Wall Street Journal* reported, over a two week period in early December "executives from Verizon Communications Inc. and AT&T Inc. have reported at least nine meetings or phone calls with senior FCC staff,

[21] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc
[22] http://www.uschamber.com/press/releases/2010/august/us-chamber-fcc-effort-regulate-internet-jeopardizes-jobs
[23] http://www.ncccusa.org/news/101018netneutrality.html and http://thehill.com/blogs/hillicon-valley/technology/139061-catholic-bishops-support-net-neutrality
[24] http://policyblog.verizon.com/Tags.aspx?tags=net%20neutrality

according to FCC records."[25] These contacts included a conversation between FCC Chairman Genachowski and Verizon CEO Ivan Seidenberg.

This report found in a *Wall Street Journal* investigation entitled "Lobbying War Over Net Heats Up" included a diagram showing Verizon spent $17.68 million lobbying against network neutrality rules in 2009 – by far the biggest spender in this regard.



Capital in the Capitol | Lobbying for and against net neutrality rules in 2009
Phone/cable companies opposed to net neutrality rules
Selected companies'/ organizations' spending on lobbying, in millions
Verizon
National Cable & Telecom Assoc.
AT&T
Comcast
US Telecom Assoc.
Open Internet Coalition, a pro-net neutrality group
$4.03
Google
3.57
Sony
1.84
eBay
1.81
Amazon.com
1.72
ACLU
Source: Center for Responsive Politics

These numbers were only for 2009 and, given the reports of heavy lobbying in 2010, one can only imagine the resources the Company devoted to this issue in 2010.[26] This significant interest was also not limited to lobbying in 2010 or 2009. *The Washington Post* reported in December 2010 that "Over the past three years, more than 150 organizations hired at least 118 outside lobbying groups to influence the outcome of the vote currently scheduled for the commission's open meeting on Tuesday, Dec. 21."[27]

All of which begs the question, if network neutrality is so important that tens of millions of dollars are spent on lobbying, how can it not be a significant policy issue facing the Company? And how could it be that while citizen groups, politicians, lobbyists, academics, individuals, and business interests can participate in a heated public policy debate that is covered extensively by the national media, that the Company considers network neutrality for wireless networks not a significant policy issue and therefore inappropriate for shareholder consideration?

Statements by multiple groups on both sides of the network neutrality debate following the FCC's December 2010 ruling make it clear that the issue will remain in the public

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[25] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html
[26] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html?mod=WSJ_newsreel_technology
[27] http://www.washingtonpost.com/wp-dyn/content/article/2010/12/17/AR2010121706183.html

spotlight and subject to heated debate – particularly with respect to how network neutrality principles are applied to wireless networks. As the *National Journal* put it, "The rancor in Washington over network neutrality is about to enter a new phase: all-out political and judicial warfare."[28]

In the weeks following the FCC vote the debate continued not only with the *USA Today* article featuring Senator Hutchison, but also in numerous other venues,[29] including *Forbes.*[30] On January 5, 2011 Representative Marsha Blackburn and 62 co-sponsors introduced H.R. 96 - *To prohibit the Federal Communications Commission from further regulating the Internet*[31] and a pro-network neutrality bill, discussed earlier, was introduced by Senator Maria Cantwell.

In this debate, there is a distinction between network neutrality in general and its specific application to wireless access; as a result, wireless network neutrality has received copious and widespread attention and has been the subject of particularly fierce discussion. In its December vote, the FCC generally exempted wireless networks from the non-discrimination and non-prioritization rules that it created for fixed broadband connections. This exception for wireless has been most hotly debated since August 2010 when it was first recommend by Verizon and Google and then included in legislation proposed in the House by Representative Waxman.[32] Wireless Internet access is one of the fastest growing segments of the telecommunications business and is also the prevailing manner of access for economic and racial minorities. That is why, when Verizon and Google announced a joint proposal for network neutrality and proposed to leave wireless access unprotected, a huge outcry ensued.[33]

FCC Chairman Genachowski acknowledged these concerns by warning that while there were large exceptions created for mobile, that

> we affirm our commitment to an ongoing process to ensure the continued evolution of mobile broadband in a way that's consistent with Internet freedom and openness.
>
> Any reduction in mobile Internet openness would be a cause for concern—as would any reduction in innovation and investment in mobile broadband applications, devices, or networks that depend on Internet openness.[34]

---

[28] http://techdailydose.nationaljournal.com/2010/12/net-neutrality-vote-only-infla.php. See also, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.
[29] http://www.huffingtonpost.com/morgan-reed/promising-elements-of-the_b_801132.html, http://host.madison.com/ct/news/opinion/editorial/article_f3dcf6cc-2363-5f26-bc5f-c5ae6c53f2c8.html, and http://www.flashreport.org/featured-columns-library0b.php?faID=2011010409062562.
[30] http://www.forbes.com/2011/01/05/internet-regulation-net-neutrality-opinions-contributors-wayne-crews.html.
[31] http://www.govtrack.us/congress/bill.xpd?bill=h112-96
[32] http://thomas.loc.gov/cgi-bin/query/z?c111:H.R.3101:
[33] http://www.nytimes.com/2010/08/10/technology/10net.html?ref=technology
[34] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

For the last three years the issue of network neutrality for both fixed and wireless broadband access has occupied a great deal of public attention. Going forward, there is significant concern from some corners that any rules are a problem. As the current Senate Majority leader McConnell put it in December, "we'll have an opportunity in the new Congress to push back against new rules and regulations." Similarly, there is significant concern from other constituencies that wireless Internet access was given a wide exemption from the rules. The President of one such group, Public Knowledge, made the point on *National Public Radio*:

> People of color, poor people, this is how they're getting their broadband Internet access. They're getting it through wireless. And by setting different standards for wireline and wireless, you're essentially saying we're okay with a two-tiered Internet, and we're going to have a digital divide of a different kind.[35]

Recently the *Washington Post* reported that House Republicans will be holding hearings on network neutrality.

> Neil Fried, a staff member (chief counsel) of the Republican-led House Energy and Commerce Committee, said overturning the FCC rules will be a priority for the new House lawmakers. He said the FCC chairman and staff will be called into hearings soon on the rules, which Republicans have called job-killing.
>
> "I think you can count on early in the year, one of the first tech issues is going to be net neutrality with a series of hearings on substance, to authority, to process," Fried said.

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least three years. The issue shows no signs of subsiding in the wake of the FCC vote. The public debate will continue in Congress, at the FCC, in academia, in the newspapers and online. It is the most significant public policy issue confronting Verizon right now and for that very reason it is appropriate for shareholder consideration.

The Proposal Does Not Seek To Micromanage the Company

The Company argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micromanage these intricate activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant

[35] http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

> **Resolved**, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> > 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
> >
> > 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures

on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010) that passed muster under the micro-management standard. This proposal requested a report on:

> the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted and asked the company to require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex businesses and multifaceted issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management is of comparable complexity to operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinary dangers of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to operate its wireless network consistent with network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, is actually exactly the opposite because it requests that the Company treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the Company to treat all packets the same – i.e., according to the principle of non-discrimination described by the term network neutrality.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

Political Discourse – Evidence of Significant Policy Issues

The Company argues that the Proposal is excludable because it seeks to engage Verizon in political discourse. To begin, the cases cited by the Company are inapposite because those proposals all sought to direct the companies' lobbying activities in a particular direction. The Proposal does nothing remotely similar. Simply because an issue is the subject of political debate does not mean that a proposal that focuses on that issue is excludable. If it were, every shareholder proposal on climate change would be deemed excludable.

Rather the contrary is true. If there is a public policy debate on an issue, that is evidence that the issue is a significant policy issue confronting the company. For example, in *Tyson Foods, Inc.* (December 15, 2009), where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff specifically noted the involvement and interest of legislators and regulators in the issue as a relevant factor in making its determination.

The Proposal does not seek to set Verizon's lobbying agenda. Rather than directing how the Company will lobby on network neutrality, it focuses on how it will implement network neutrality. Accordingly, we respectfully request the Staff not accept this line of argument as a valid basis for excluding the Proposal.

Verizon Has Not Substantially Implemented the Proposal

The Proposal asks the Company to:

> operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

As discussed in earlier portions of the Proposal, this can also be described as a policy of "non-discrimination". It is clear from Verizon's website[36] (as referred to in Verizon's letter of December 28th) that non-discrimination is not included in its commitments to wireless users. Verizon's commitment consists of the following:

[36] http://www22.verizon.com/pages/broadbandcommitment

- We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices.
- We will continue, through our Open Development Initiative, to provide you the option to use, on our nationwide wireless network, compatible wireless devices not offered by us.
- We will continue, through our Open Development Initiative, to provide you the option to use, on our nationwide wireless network, lawful software and applications not offered by us.

There is absolutely no reference, explicit or implied, that the company will not discriminate against certain traffic on its wireless network – i.e. that it will operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

This is not a matter of partial or even significant implementation of the Proposal. The Company has not made any commitment, whatsoever, to "not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

To put it in concrete terms, consider this example. Verizon has committed on this website to letting its customers use the mapping or navigation application of their choice. But they have not committed not to degrade the transmission of packets of data when one uses that software or application. Nor has the Company committed not to privilege or prioritize data that is being used by Verizon's own applications such as VZ Navigator. Without those commitments, one cannot conclude that the Company has committed to operating its wireless network as we request in the Proposal.

For these reasons we request the Staff not conclude that the Company has substantially implemented the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to 617-482-6179 and/or email a copy of its response to jkron@trilliuminvest.com.

Sincerely,



Jonas Kron, Esq.

cc:
Mary Louise Weber, Assistant General Counsel
mary.l.weber@verizon.com

Appendix A

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain its many benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a 2010 report by the Institute for Policy Integrity at NYU School of Law, which finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. Musicians and creative artists rely on open Internet principles, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, National Gay and Lesbian Task Force and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to the Pew Internet & American Life Project. In 2010, Pew reported, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," says Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to an FCC filing by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Our Company has operated with *de facto* network neutrality policies for many years. With network neutrality, we believe content innovation will prosper, furthering demand for ubiquitous high-speed Internet access on wireless networks. Conversely, failure to embrace non-discrimination principles will open our Company to potential competitive, legal and reputational risk.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Appendix B

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[1]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations.

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation – H.R.3458 – Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

---

[1] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[2]

---

[2] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf .

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[3] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election - Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[4]

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[5] In the lead up to the FCC announcement *The Wall Street Journal* reported

> Verizon Communications Inc. Chairman Ivan Seidenberg on Wednesday had some harsh words for the Federal Communications Commission a day ahead of its planned vote on open Internet rules, adding to what has become a fever pitch of public debate over the proposal.[6]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[7]

Just last week, Secretary of State Hillary Clinton gave "an important speech on an important subject" – the need to protect a free and open Internet. Highlighting the significance of the Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". Secretary Clinton went on to observe: "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." [8]

While the Secretary was speaking within the context of foreign governments, she indicated that the principles she enunciated are applicable to private and public entities and are are universal to all peoples and all nations. A very similar point was made by the White House in November 2009, when White House deputy chief technology officer McLaughlin reiterated the Administration's consistent support for "the importance of an open Internet -- both at home and abroad."[9]

The FCC reports that over the past six years the issue has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These

---

[3] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf
[4] http://news.cnet.com/8301-10784_3-9806431-7.html
[5] http://www.openinternet.gov/
[6] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html
[7] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062
[8] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full
[9] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html

include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute, Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue. [10]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[11]

Last week FCC Commissioner Mignon Clyburn, during a speech at the Minority Media and Telecommunications Council's Social Justice summit discussed "how important – how essential – it is for traditionally underrepresented groups to maintain the low barriers to entry that our current open Internet provides."[12]

Moreover, the issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities (1), alongside the strengthening of related transparency requirements (2) and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks (3). The Commission will monitor closely the implementation of these provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[13]

---

[10] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf
[11] http://www.openinternet.gov/read-speech.html
[12] http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-295888A1.pdf
[13] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF

Prominent academic institutions, such as Harvard University and Columbia University, have established well-resourced research centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[14]

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[15] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nation's fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices received a remarkable 30% of the vote in its first year – a clear expression of shareholder concern.

Given all this, it should be of little surprise that several news organizations reported that Verizon is one of the most active lobbyists on these issues.[16] For, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [17]

This is not business as usual for Verizon or any of its constituencies. Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns.

But we also believe the Company's position may not be in the Company's long-term interests. It puts the Company in a tenuous position with regard to its reputation and its responsibilities to corporate social impacts; it may also pose a long-term financial risk to the Company. As a result,

---

[14] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/
[15] http://www.policyintegrity.org/documents/Free_to_Invest.pdf
[16] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html
[17] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

we recommend that a committee of independent Verizon directors re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Shareholder Proposal of Henry Chalfant, Jr. and The
Pension Boards – United Church of Christ, Inc., as co-sponsors

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 18, 2010, Verizon received a shareholder proposal and supporting statement (the "Proposal") from Trillium Asset Management ("Trillium"), on behalf of Henry Chalfant, Jr. ("Mr. Chalfant") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). By letter dated November 19, 2010, The Pension Boards – United Church of Christ, Inc. ("United Church") also submitted the Proposal for inclusion in the 2011 proxy materials, advising Verizon that Trillium was the lead filer of the Proposal and that United Church was a co-filer. Mr. Chalfant and the United Church are collectively referred to herein as the "Proponents." In addition, Trillium provided Verizon with a letter dated October 19, 2010, from Mr. Chalfant authorizing Trillium to act on his behalf regarding the Proposal. The Proposal, the respective transmittal letters and the authorization letter referred to above are included in the materials attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2011 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to each of Mr. Chalfant and United Church and their representative, Trillium, as notice of Verizon's intent to omit the Proposal from Verizon's 2011 proxy materials.

I. Introduction.

The Proposal is entitled, "Network Neutrality on Wireless Networks," and contains the following resolution:

> ***Resolved,*** *shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.*

Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials:

- under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations; and
- under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal.

Verizon respectfully requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal from its 2011 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Verizon believes that these policy considerations clearly justify exclusion of the Proposal. The development and implementation of policies with respect to the management of Verizon's wireless broadband networks is a basic management function and an integral part of Verizon's day-to-day business operations as a telecommunications company and Internet service provider. Moreover, Internet network management involves a host of complex technical, business, financial and legal issues of the kind that traditionally have been viewed as the proper domain of management, not shareholders.

As discussed in more detail in Section II.A.1 below, the Proposal is very similar to a "net neutrality" proposal submitted to Verizon last year, co-sponsored by one of the Proponents, Mr. Chalfant. The Staff, relying on Rule 14a-8(i)(7), permitted exclusion of that proposal.

1. *The Proposal Impermissibly Seeks to Subject Basic Management Functions to Shareholder Oversight.*

The Proposal, by its very terms, relates to the core of Verizon's business operations – the manner in which it operates its wireless broadband networks and the types of services that it may offer to consumers. In attempting to prescribe the policies and practices by which Verizon manages its wireless broadband networks, the Proponents are seeking to subject to shareholder oversight an aspect of Verizon's business that, due to its complex nature, is most appropriately handled by management. The network management associated with the provision of wireless Internet access services involves complex technical, operational, financial and regulatory issues. The Proposal would prevent Verizon from engaging in reasonable network management practices designed to address potential congestion, security and other wireless network problems, thus hindering its ability to provide safe, reliable wireless broadband services that meet the needs of its customers. The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *The Coca-Cola Company* (February 17, 2010) (permitting exclusion of a proposal that the company publish a report discussing policy options responsive to concerns regarding bottled water because the proposal implicated customer relations and decisions relating to product quality); *The Western Union Company* (March 6, 2009) (permitting exclusion of a proposal that sought a report on the company's policies on investment in communities as relating to "investment decisions"); *Verizon Communications Inc.* (February 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); *AT&T Inc.* (February 7, 2008) (same); and *H&R Block, Inc.* (August 1, 2006) (permitting exclusion of a proposal that sought implementation of a legal compliance program with respect to lending policies as relating to "credit policies, loan underwriting, and customer relations").

Indeed, in this very context, the Staff's no-action letters previously have found that the development of policies or practices relating to Internet network management or "net neutrality" are basic management functions for companies that operate broadband networks or offer Internet content or services. In *Verizon Communications Inc.* (March 2, 2010) the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal, co-sponsored by Mr. Chalfant, seeking a report by an independent committee of the board re-examining Verizon's policy position on, and discussing how Verizon could address the challenges presented by, issues surrounding net neutrality and the management of Verizon's broadband networks. In reaching its determination, the Staff noted that "the proposal relates to Verizon's policy position on net neutrality, which we do not believe is a significant social policy issue," referring to its prior determinations in *Yahoo! Inc.* (April 5, 2007) and *Microsoft Corp.* (September 29, 2006). The Staff reached the same conclusion in permitting AT&T Inc. to exclude a similar proposal. *AT&T Inc.* (March 1, 2010). See also, *Sprint Nextel Corporation* (March 12, 2010) in which the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for the company to report on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet, stating, "We note that the proposal relates to the policies and procedures regarding [the company's] network management techniques. In addition, in our view, the proposal does not focus on a significant social policy issue."

2. *Regardless of Whether the Proposal Involves a Significant Policy Issue, the Proposal is Excludable as Relating to Ordinary Business Operations.*

The fact that a proposal may touch upon a matter with public policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would impermissibly deal with matters of the company's internal business operations, planning and strategy. For example, in *Marriott International, Inc.* (March 17, 2010), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to install showerheads with reduced water flow, noting "In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." In *JPMorgan Chase & Co.* (March 12, 2010), the Staff permitted the exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining, because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers." See also, *Sprint Nextel Corporation* (February 17, 2009) (permitting exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet, despite the proponent's assertion that the proposal raised significant public policy concerns, because it related to the company's ordinary business operations – procedures for protecting user information); *Verizon Communications Inc.* (February 13, 2009) (same); *AT&T Inc.* (January 26, 2009) (same); and *General Electric Co.* (February 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company and/or the relocation of U.S.-based jobs by the company to foreign countries pursuant to Rule 14a-8(i)(7) because it related to "management of the workforce," despite the proponent's objection that "the thrust and focus of [the] proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs").

The same is true here. The Proposal would substantially interfere with the technical operation of Verizon's wireless network and interfere with management's responsibility to operate that network to best serve customers. Moreover, in its recent order adopting net neutrality rules, the Federal Communications Commission ("FCC") recognized the importance of managing the routing of Internet traffic for numerous purposes, including ensuring network integrity, providing security capabilities, and reducing congestion. The Proposal would disregard the FCC's conclusions about the importance of network management and intrude on Verizon's management of its networks and the services that it could offer consumers and falls squarely within Verizon's ordinary business operations.

3. *The Proposal Inappropriately Seeks to Engage Verizon in Political Discourse Implicating Verizon's Ordinary Business Operations.*

The Staff consistently has permitted a proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. In *Electronic Data Systems Corporation* (March 24, 2000), the Staff permitted exclusion of a proposal requesting the establishment of a committee to prepare a report on the impact of pension related proposals being considered by national policy makers because it appeared " directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations." See also *International Business Machines Corporation* (March 2, 2000) (same); *International Business Machines Corporation* (December 17, 2008) (proposal seeking to require IBM to provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations"); *General Motors Corporation* (April 7, 2006) (proposal requesting the company petition the government for certain "CAFE" standards was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations").

Like the proposals in the precedents cited above, the Proposal is directed at involving Verizon in the political or legislative process relating to an important aspect of

Verizon's ordinary business operations. On a day-to-day basis Verizon devotes substantial resources to monitoring compliance with laws relating to its provision of wireless broadband services and actively participating in ongoing regulatory, legislative and judicial proceedings relating to the technological, financial and ethical issues presented by its network management practices. For example, the FCC has long-running proceedings addressing the issue of net neutrality and it has recently adopted an order on the general subject. That order will likely be subject to further proceedings in regulatory and/or judicial forums in which Verizon will be actively engaged. Likewise, the issue of net neutrality continues to receive significant attention in the legislative arena and is the subject of various legislative bills. The Proposal inappropriately seeks to intervene in Verizon's routine management of the legal and regulatory issues that impact this core area of its business in order to advance the Proponents' specific political or legislative objective.

For all of the foregoing reasons, Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented It.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See also *Nordstrom, Inc.* (February 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same).

The Proposal calls for Verizon to publicly commit to operate its wireless broadband network consistent with certain "Internet network neutrality principles." As noted above, the Proposal's description of those principles would interfere with basic network management functions. Nevertheless, the broader objectives of the Proposal have been substantially implemented consistent with sound network management. As we have explained at length in various regulatory and other proceedings, Verizon generally allows its customers to access any lawful content, applications, or services on the Internet, subject of course to reasonable network management. In fact, Verizon voluntarily operates its wireless broadband networks in accordance with certain openness principles that it has announced on its web site. *See* http://www22.verizon.com/pages/broadbandcommitment. Moreover, the FCC has already adopted regulations that address openness standards more generally. The FCC adopted rules that apply to 700 MHz C-Block spectrum – the spectrum being used by Verizon for its new fourth-generation(4G) LTE network – that require providers generally to allow use of all compatible devices and to allow the download of lawful applications. Finally, the FCC also recently adopted a sweeping set of rules addressing net neutrality issues more broadly. Those rules once in effect will require Verizon and other Internet service providers to disclose publicly their network management practices which are designed to mitigate congestion, efficiently control the flow of traffic and provide security on their network – precisely the subject of the Proposal. As noted above, those rules likely will be the subject of further regulatory, judicial and legislative proceedings. Verizon will, however, comply with any effective regulatory requirements in this area.

No-action precedents under Rule 14a-8(i)(10) make clear that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission observed that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes, and supervening corporate events," and expressed its belief that "a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials." Exchange Act Release No. 34 -12999 (November 22, 1976). The Staff has consistently agreed that a proposal is substantially implemented when a company must comply with regulatory requirements regarding the subject of the proposal, as is the case here. For example, in *Navistar International Corporation* (December 8, 2010) the Staff permitted exclusion under Rule 14a-8(i)(10) of a proposal seeking a policy requiring shareholder approval of future severance agreements based on Navistar's representation that it will include in future proxy statements disclosure of its severance agreements with its named executive officers in accordance with the regulations promulgated by the Commission and that such agreements will be subject to Navistar's say on pay votes. See also, *Verizon Communications Inc.* (February 21, 2007), in which the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requiring disclosure in its proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether the nominee was independent, because Verizon would be disclosing substantially similar information in accordance with the new regulations (Item 407(a) of Regulation S-K) promulgated by the Commission. Similarly, in *The Gap, Inc.* (March 14, 2005); *Pfizer Inc.* (February 15, 2005); *Honeywell International, Inc.* (February 14, 2005) and *Intel Corporation* (February 14, 2005), the Staff agreed that, by virtue of the FASB's adoption of FASB Statement 123(R) requiring public companies to expense in their financial statements share-based payments as of the first interim or annual reporting period beginning after June 15, 2005, the companies could exclude, under Rule 14a-8(i)(10), a proposal that the board establish a policy of expensing future stock options. See also, *Bank of America Corporation* (January 14, 2008) (concurring with the exclusion of a proposal requesting the disclosure of board meeting attendance records for the prior year because the company substantially implemented the proposal by providing all material information regarding the activities of director nominees through compliance with the Commission's disclosure requirements) and *Eastman Kodak Co.* (February 1, 1991) (permitting exclusion of proposal under the predecessor rule where the proposal requested disclosure of certain environmental compliance information and the company represented that it fully complies with Item 103 of Regulation S-K, which required disclosure of substantially similar information).

In light of both Verizon's voluntary practices implementing its own openness principles and the FCC's regulation of Verizon and other wireless broadband Internet access providers discussed above, Verizon believes that the Proposal has been substantially implemented and thus may be omitted from its 2011 proxy materials pursuant to Rule 14a-8(i)(10).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2011 proxy materials (1) under Rule 14a-8(i)(7) because the Proposal deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests confirmation that the Staff will not recommend enforcement action against Verizon if Verizon omits the Proposal from Verizon's 2011 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Trillium at (617) 482-6179.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Henry Chalfant, Jr.
Mr. Jonas Kron, Trillium Asset Management Corporation
Ms. Kathryn McCloskey, Pension Boards – United Church of Christ, Inc.

EXHIBIT "A"

TRILLIUM ASSET MANAGEMENT

Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 17, 2010

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor,
New York, New York 10007

Dear Assistant Corporate Secretary:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Verizon on behalf of our client Henry Chalfant. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mr. Chalfant holds more than $2,000 of Verizon Communications Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of Mr. Chalfant's position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 592-0864 and at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com. Please kindly confirm receipt of this letter via email.

Sincerely,



Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Ivan Seidenberg, Chairman and Chief Executive Officer
Enclosures

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain its many benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a 2010 report by the Institute for Policy Integrity at NYU School of Law, which finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. Musicians and creative artists rely on open Internet principles, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, National Gay and Lesbian Task Force and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to the Pew Internet & American Life Project. In 2010, Pew reported, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," says Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to an FCC filing by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Our Company has operated with *de facto* network neutrality policies for many years. With network neutrality, we believe content innovation will prosper, furthering demand for ubiquitous high-speed Internet access on wireless networks. Conversely, failure to embrace non-discrimination principles will open our Company to potential competitive, legal and reputational risk.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

October 19, 2010

Jonas Kron
Deputy Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Verizon Communications Inc.

I am the beneficial owner of more than $2,000 worth of common stock in Verizon Communications Inc. that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2011.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Henry Chalfant
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

The Pension Boards
United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-0059
p 800.642.6543
f 212.729.2701
www.pbucc.org



November 19, 2010

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor,
New York, New York 10007

Dear Sir or Madam,

On behalf of The Pension Boards – United Church of Christ, Inc., I am authorized to notify you of our intention to co-file, with Trillium Asset Management Corporation, the enclosed shareholder resolution requesting that Verizon commit to operate its wireless broadband network in a manner that's consistent with Internet Neutrality Principles.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The Pension Boards – United Church of Christ, Inc., is the beneficial owner of 116,267 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Verification of ownership will be forwarded shortly by our custodian, Northern Trust, of our holdings in the Company of 116,267 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The Pension Boards – United Church of Christ, Inc. intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2010 meeting.

We believe that a commitment to Internet Neutrality will be beneficial to our Company. Under the direction of the lead filer, Trillium Asset Management Corporation, we are interested in participating in a dialogue with top management on these issues.

Sincerely,

Kathryn McCloskey
Kathryn McCloskey
Director, Corporate Social Responsibility

Enclosure:
Resolution Text

CC:
Jonas Kron, Trillium Asset Management

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain its many benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a 2010 report by the Institute for Policy Integrity at NYU School of Law, which finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. Musicians and creative artists rely on open Internet principles, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, National Gay and Lesbian Task Force and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to the Pew Internet & American Life Project. In 2010, Pew reported, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," says Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to an FCC filing by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Our Company has operated with *de facto* network neutrality policies for many years. With network neutrality, we believe content innovation will prosper, furthering demand for ubiquitous high-speed Internet access on wireless networks. Conversely, failure to embrace non-discrimination principles will open our Company to potential competitive, legal and reputational risk.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.